Exhibit 99.1

Meihua International Medical Technologies Co., Limited

Reports Unaudited 2022 First Half Financial Results

YANGZHOU, China, November 14, 2022 – Meihua International Medical Technologies Co., Limited (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, today reported its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Unaudited Financial Highlights

●	Total Revenues increased by 13% to approximately $54.8 million for the six months ended June 30, 2022, from approximately $48.4 million in the same period of fiscal year 2021.

●	Gross profit increased by 14% to approximately $20.9 million for the six months ended June 30, 2022, from approximately $18.3 million in the same period of fiscal year 2021.

●	Gross margin remained at 38% in the six months ended June 30, 2022, as compared to the six months ended June 30, 2021.

●	Income from operations decreased by 24% to approximately $8.7 million for the six months ended June 30, 2022, from approximately $11.5 million in the same period of fiscal year 2021.

●	Net income decreased by 28% to approximately $6.6 million for the six months ended June 30, 2022, from approximately $9.1 million in the same period of fiscal year 2021.

	For the six months ended June 30,
	2022	2021	% Change
Total revenues	$54,832,847	$48,360,993	13%
Gross profit	$20,891,732	$18,300,645	14%
Gross margin	38%	38%	-	pp*
Income from operation	$8,668,702	$11,479,313	(24)%
Net income	$6,554,887	$9,092,467	(28)%
Net income per share – Basic and Diluted	$0.29	$0.45	(37)%

*	Percentage points

Mr. Yongjun Liu, Chairman of the Company, commented: “We are continuing to improve our operational efficiency and upgrade our product offerings while increasing our market coverage to expand the Company’s presence. I would like to thank the entire MHUA team for their commitment to active sales and product development in the first half of the year, our distributors for their smooth cooperation, and our customers and investors for their trust in us. Together we will work to continually improve our products and product offerings to provide better care for our products’ end users. At the same time, our board of directors together with the Company’s management, are also actively recruiting high-end overseas professionals to strengthen R&D of new products and team management capabilities. Beginning with Q4 of this year, Meihua will begin working with our partners to explore the different application scenarios of medical devices by using web3.0 and XR technology in the metaverse, and also, we’re planning to launch a high-end senior care project. We are aiming to expand our products and services to the U.S. market by the end of 2023. We are also aiming to further our market reach and extend our progress in the near future.”

Mr. Yulin Wang, CEO and interim CFO of the Company, commented: “We are pleased to announce record performance and stable operational cash flow for the first half of 2022 following the Company’s successful IPO earlier this year. We reported 13% and 14% growth, respectively, in revenues and gross profit for the six months ended June 30, 2022, and our gross margin also maintained at 38%, similar to that of the same period last year, demonstrating that our sales and marketing efforts in the Company’s focused markets have started to bear fruit. In particular, our sales from Class I medical devices increased by 25% from the same period last year. Despite the multiple changes resulting from China’s epidemic policy, which partially impacted our product sales margins, we still managed to quickly adapt to the stress test presented throughout the Yangtze Delta Region Covid-19 pandemic that disrupted our supply chain and increased raw material and logistics costs during the first half of this year. Our team is confident that we can align our business direction and strategic objectives to achieve long-term stable and sustainable performance growth in the post-epidemic era.”

 First Half 2022 Unaudited Financial Results

The following table sets forth the breakdown of our revenue for the periods presented:

	For the six months ended June 30,
	2022		2021		Amount	%
Category	Amount	% of total revenue	Amount	% of total revenue	Increase (Decrease)	Increase (Decrease)
Class I	$7,657,297	14%	$6,121,972	13%	$1,535,325	25%
Class II	39,897,058	73%	35,416,113	73%	4,480,945	13%
Class III	1,584,816	3%	1,704,431	4%	(119,615)	(7)%
Others	5,693,676	10%	5,118,477	11%	575,199	11%
Total revenue	$54,832,847	100%	$48,360,993	100%	$6,471,854	13%

Revenues increased by approximately $6.5 million, or 13%, to approximately $54.8 million for the six months ended June 30, 2022, from approximately $48.4 million in the same period of fiscal year 2021, which primarily resulted from an increase of approximately $1.5 million for revenues generated from Class I products and an increase of approximately $4.5 million in revenues for Class II products. Our overall increase in revenues was mainly due to the Company’s business expansion, increased research and development of new products, and development of new customers.

Cost of revenues primarily included the cost of materials, direct labor expenses, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues increased by approximately $3.9 million, or 13%, to approximately $33.9 million for the six months ended June 30, 2022, from approximately $30.1 million in the same period of fiscal year 2021. The increase was mainly attributable to increased sales for the six months ended June 30, 2022.

Gross profit increased by approximately $2.6 million, or 14%, to approximately $20.9 million for the six months ended June 30, 2022, from approximately $18.3 million in the same period of fiscal year 2021.The increase was primarily due to the Company’s business expansion and sales growth during the six months ended June 30, 2022.

Operating Expenses

	For the six months ended June 30,
	2022		2021		Amount	%
	Amount	% of revenue	Amount	% of revenue	Increase (Decrease)	Increase (Decrease)
Selling expenses	$3,311,649	6%	$3,185,797	7%	$125,852	4%
General and administrative expenses	4,799,711	9%	2,219,725	5%	2,579,986	116%
Research and development expenses	1,642,204	3%	1,415,810	3%	226,394	16%
Bad debt expenses	2,469,466	5%	—	—	2,469,466	100%
Total	$12,223,030	22%	$6,821,332	14%	$5,401,698	79%

Operating expenses increased by approximately $5.4 million, or 79%, to approximately $12.2 million for the six months ended June 30, 2022, from approximately $6.8 million in the same period of fiscal year 2021. This increase in operating expenses is detailed below:

●	Selling expenses increased by approximately $0.1 million, or 4%, to approximately $3.3 million for the six months ended June 30, 2022, from approximately $3.2 million in the same period of 2021. The increase in selling expenses was mainly due to increased salary expenses and shipping expenses as a result of increased sales.

●	General and administrative expenses increased by approximately $2.6 million, or 116%, to approximately $4.8 million for the six months ended June 30, 2022, from approximately $2.2 million in the same period of fiscal year 2021. The increase in general and administrative expenses was primarily attributable to an increase of approximately $2.3 million in an investment consulting expense paid to Tai He International Group Limited, a Hong Kong investment company, whom we engaged as part of our IPO process to provide certain consulting and investor relations services to the Company.

●	Research and development expenses increased by approximately $0.2 million, or 16%, to approximately $1.6 million for the six months ended June 30, 2022, from approximately $1.4 million in the same period of fiscal year 2021. The increase was mainly due to the increase in consumption of materials related to our research and development activities.

●	Bad debt expenses increased 100% to approximately $2.5 million for the six months ended June 30, 2022 from nil in the same period of 2021. The bad debt expense was related to certain deposits made to Tai He International Group Limited.

Income from operations decreased by approximately $2.8 million, or 24%, to approximately $8.7 million for the six months ended June 30, 2022, as compared to approximately $11.5 million in the same period of fiscal year 2021.

Net income decreased by approximately $2.5 million, or 28%, to approximately $6.6 million for the six months ended June 30, 2022, as compared to approximately $9.1 million in the same period of fiscal year 2021, as a result of the factors described above.

Cash was approximately $34.2 million as of June 30, 2022, reflecting an increase of approximately $26.0 million from approximately $8.1 million as of December 31, 2021. Our increased cash during the six months ended June 30, 2022 was primarily the result of our closing on our initial public offering in February of 2022.

Recent Developments

On February 19, 2022, the Company announced the closing of its initial public offering (the “Offering”) of 3,940,000 ordinary shares (“Ordinary Shares”) at a public offering price of $10.00 per ordinary share, including 340,000 Ordinary Shares issued pursuant to the partial exercise of the underwriters’ over-allotment option, for aggregate gross proceeds of $39.4 million before deducting underwriting discounts and commissions, and offering expenses. The Offering, which was conducted on a firm commitment basis, closed on February 18, 2022 and the Company’s Ordinary Shares began trading on February 16, 2022 on The Nasdaq Global Market under the ticker symbol “MHUA.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as eye drop bottles, medicine bottles and anal bags, and Class II and III disposable medical devices, such as identification tape, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, masks, disposable infusion pumps, electronic pumps and puncture kits, which products are sold under its own brands and also sourced and distributed from other manufacturers. The Company has received international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for more than 20 products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing more than 800 types of products for domestic sales, as well as 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development and plans of future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Janice Wang
Wealth Financial Services LLC
Phone:	+86 13811768599
+1 628283 9214
Email:	services@wealthfsllc.com

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2022 and December 31, 2021

(US$, except share data and per share data, or otherwise noted)

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets
Cash	$34,165,528	$8,149,276
Restricted cash	500,000	-
Bank acceptance receivables	27,850,584	19,379,845
Accounts receivable	60,481,702	67,101,297
Inventories	1,197,543	1,251,393
Other current assets	2,763,742	1,394,539
Due from related parties	32,427	-
Total current assets	126,991,526	97,276,350

Property, plant and equipment, net	7,307,393	7,477,744
Intangible assets, net	521,711	562,001
Investment	895,776	941,531
Other noncurrent assets	55,356
Deposits	29,112,733	30,599,755
Deferred tax assets	365,775	-
Total assets	$165,250,270	$136,857,381

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Short-term bank borrowings	$5,523,955	$5,178,420
Accounts payable	15,268,473	20,981,041
Taxes payable	1,704,843	2,082,252
Accrued expenses and other current liabilities	731,437	847,066
Deferred tax liability	80,838	-
Total current liabilities	23,309,546	29,088,779

Total liabilities	23,309,546	29,088,779

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 23,940,000 and 20,000,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021	11,970	10,000
Additional paid-in capital	43,464,842	9,716,484
Statutory surplus reserves	15,178,467	15,178,467
Retained earnings	84,129,550	77,574,663
Accumulated other comprehensive income	(844,105)	5,288,988
Total shareholders’ equity	141,940,724	107,768,602

Total liabilities and shareholders’ equity	$165,250,270	$136,857,381

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the six months ended June 30, 2022 and 2021

(Unaudited)

(US$, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2022	2021
Revenues
Third party sales	$54,803,181	$47,853,541
Related party sales	29,666	507,452
Total revenues	54,832,847	48,360,993
Cost of revenues	33,941,115	30,060,348

Gross profit	20,891,732	18,300,645

Operating expenses
Selling	3,311,649	3,185,797
General and administrative	4,799,711	2,219,725
Research and development	1,642,204	1,415,810
Bad debt expenses	2,469,466	-
Total operating expenses	12,223,030	6,821,332

Income from operations	8,668,702	11,479,313

Other (income) expense:
Interest expense	98,805	87,443
Interest income	(19,725)	(12,073)
Currency exchange (gain) loss	(449,217)	(70,961)
Other expense (income), net	50,180	31,108
Total other (income) expenses	(319,957)	35,517

Income before income tax provision	8,988,659	11,443,796
Income taxes expense	2,433,772	2,351,329
Net income	$6,554,887	$9,092,467

Foreign currency translation adjustment – gain/(loss)	(6,133,093)	835,543
Comprehensive income	$421,794	$9,928,010

Weighted average number of ordinary shares – basic and diluted	22,873,370	20,000,000

Basic & diluted net income per ordinary share	$0.29	$0.45